

07006704

Rec'd 3/30/07

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 3 0 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW YORK GLOBAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, SUITE 1225
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLAUDETTE BURGESS-GAY
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISER, LLP
(Name – *if individual, state last, first, middle name*)

660 WHITE PLAINS ROAD, SUITE 430	TARRYTOWN	NY	10591
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I CLAUDETTE BURGESS-GAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEW YORK GLOBAL SECURITIES, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL PRINCIPAL

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW YORK GLOBAL SECURITIES, INC.

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

****

New York Global Securities, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 403,662
Securities owned	
Marketable, at market value	57,388
Not readily marketable securities, at estimated fair value	3,300
Depostis at clearing organizations	415,055
Receivable from broker-dealer and clearing organizations	106,141
Employee receivable, net of allowance for doubtful accounts of $19,832	41,001
Prepaid expenses	23,392
Furniture, fixtures, and equipment, net of accumulated depreciation of $80,493	183,475
Income tax receivable	1,480
Security deposits	1,764
Total assets	**$ 1,236,658**
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 250,238
Taxes payable	3,430
Total liabilities	**253,668**
Stockholder's equity	
Common stock, no par value; 1,000 shares authorized, 500 shares issued and outstanding	50,000
Additional paid-in capital	3,769,383
Accumulated deficit	(2,836,393)
Total stockholder's equity	**982,990**
Total liabilities and stockholder's equity	**$ 1,236,658**

The accompanying notes are an integral part of this financial statement.

1. Nature of Business

New York Global Securities, Inc. (the "Company") was incorporated on October 5, 1998 in the State of California. The Company subsequently withdrew from California and was incorporated in the State of Delaware in June 2004. The Company is a fully-disclosed, "general securities", broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company clears all their trades through Pershing Financial and National Financial Services, LLC. The Company is a member of the National Association of Security Dealers ("NASD").

2. Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. These estimates are based on management's best knowledge of current events and actions. Actual results could differ from those estimates.

Revenue Recognition
Securities transactions and the related revenue and expenses are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expense reported on a trade date basis. Underwriting and investment banking revenue is recorded when the underwriting is reasonably expected to be complete and income is reasonably determinable.

Securities Owned
Securities owned are recorded on a trade date basis and are carried at fair value, or at amounts that approximate fair value as determined by management. The resulting unrealized gains and losses are included in commissions and trading revenue.

Furniture, Fixtures, and Equipment
Furniture, fixtures, and equipment are stated at cost less accumulated depreciation. Depreciation of furniture and fixtures, and equipment is provided using both straight line and accelerated methods over the estimated useful lives of the related assets which range from five to seven years.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

3. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are summarized as follows:

Furniture, fixtures and equipment	$ 263,968
Less: accumulated depreciation	(80,493)
	$ 183,475

4. Net Capital

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2006, the Company had net capital of $719,970, which exceeded its required net capital of $100,000 by $619,970. At December 31, 2006, the Company had aggregate indebtedness of $253,668. The ratio of aggregate indebtedness to net capital was .35 to 1.

5. Income Taxes

Deferred income taxes reflect the tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and (b) operating loss and tax credit carryforwards.

The Company has a deferred tax asset of approximately $900,000 as of December 31, 2006 as a result of unused net operating loss carryforwards. A full valuation allowance of $900,000 was established at December 31, 2006 to eliminate the deferred tax benefit due to the uncertainty of the realization of the tax benefit.

The valuation allowance increased by $700,000 during the year ended December 31, 2006.

At December 31, 2006, the Company's available unused net operating losses that may be applied against future taxable income will expire as follows:

Year of expiration	
2024	$ 69,000
2025	1,120,000
2026	1,100,000
	$ 2,289,000

6. Commitments and Contingencies

Lease

The Company occupies office space pursuant to an operating sublease entered into by its stockholder. The primary lease expires on June 30, 2010. The future annual non-cancelable aggregate rentals are as follows:

Year Ended December 31,	Amount
2007	$165,592
2008	169,731
2009	173,975
2010 (6 months)	88,061
	$ 597,359

The Company has entered into an equipment lease for office equipment, which has been characterized as an operating lease, which terminates in February 2007. Payments are $393 a month. The remaining current portion is $786.

NASD Audit
The Company has been the subject of a two NASD Market Regulation examinations. The Company has taken the position many, if not all of the NASD's allegations are without legal foundation. However, based on the NASD's willingness to reach an amicable settlement, to both examinations, which permits the Company to avoid the expense and uncertainty associated with disciplinary proceedings, the Company has agreed in principle to a consent agreement (known as a Letter of Acceptance, Waiver, and Consent, or "AWC"). Upon final approval of the AWC, the Company is expected to pay a fine of $50,000 and will likely be subject to a six-month suspension from issuing any research reports. While the Company anticipates resolving the terms of the AWC and obtain final approval, it should be known that in the event the NASD is unwilling to compromise on certain allegations, the Company believes are materially false and prejudicial, the Company will be compelled to defend itself in any formal disciplinary proceedings. Should that happen, counsel is unable to form a valid opinion as to the extent of the Company's contingent liability or the nature of the sanction that might be imposed should the NASD prevail.

Litigation
In the fall of 2006, a former employee commenced a NASD arbitration against the Company stating that the Company wrongfully terminated his employment contract. The Company has filed an answer to the claim. The arbitration is currently in the early stages and is not expected to reach the hearing stage until the fall of this year the earliest. In addition, another former employee has made a formal demand for payment of unpaid compensation asserting that the Company wrongfully terminated his employment contract. To date, no legal action has been taken against the Company.

The contingent liability to the Company is dependent upon whether the former employees will mitigate their damages by attempting to obtain or actually obtain new employment. At this time, the Company has not agreed to any terms of settlement and the Company believes it has meritorious defenses to the actions and will vigorously defend its position.

7. **Financial instruments and Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparts include broker dealers, clearing organizations and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to credit risk.

From time to time, the Company's cash position held in a commercial bank may exceed the amount guaranteed by the Federal Deposit Insurance Corporation (FDIC) of $100,000. As of the balance sheet date, the Company had $169,004 of cash in excess of FDIC limits.

8. Prior Period Adjustment

The prior period adjustment reflects a correction of a miscalculation of the deferred tax asset for $200,000 at December 31, 2005. Adjustments related to correction of these errors resulted in a decrease to retained earnings of $200,000 and a decrease to deferred tax asset of $200,000.

9. Capital Contributions

The stockholder intends to infuse sufficient working capital to meet operational shortfalls and continued compliance with minimum net capital requirements as necessary. During the year ended December 31, 2006, the stockholder contributed $1,500,000 additional capital.

The Company's Statement of Financial Condition as of December 31, 2006 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditor's Report

To the Members
New York Global Securities, Inc.

We have audited the accompanying statement of financial condition of New York Global Securities, Inc. (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The stockholder intends to infuse sufficient working capital to meet operational shortfalls and continued compliance with minimum net capital requirements as necessary.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New York Global Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
March 27, 2007

END